FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2016

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refer to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2016 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2015 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior-period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

DISCONTINUED OPERATIONS

On September 27, 2015, Quebecor Media closed the sale of the retail business of Archambault Group Inc. (“Archambault Group”), including the 14 Archambault stores, the archambault.ca portal and the English-language Paragraphe Bookstore, to Groupe Renaud-Bray inc. for a cash consideration of $14.5 million, less disposed-of cash in the amount of $1.1 million, and a $3.0 million balance received in the first quarter of 2016. The transaction was approved by the Competition Bureau on September 4, 2015. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On April 13, 2015, Quebecor Media closed the sale, announced on October 6, 2014, of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, less disposed-of cash in the amount of $1.9 million. The payment consisted of the selling price of $316.0 million less $10.5 million for customary adjustments and adjustments related to real estate properties sold by Sun Media Corporation prior to closing. A $1.3 million working capital adjustment was also paid. The transaction was approved by the Competition Bureau on March 25, 2015. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News. The operating results and cash flows related to that business have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF 2015

•	Quebecor Media’s revenues totalled $975.4 million in the first quarter of 2016, a $46.4 million (5.0%) increase from the same period of 2015.

Telecommunications

•	The Telecommunications segment’s revenues increased by $38.2 million (5.2%) and its adjusted operating income by $15.1 million (4.4%) in the first quarter of 2016.

•

The revenues of Videotron Ltd. (“Videotron”) increased significantly in the first quarter of 2016, led by mobile telephony ($27.0 million or 30.2%), Internet access ($18.1 million or 8.1%), business solutions ($9.0 million or 54.2%) and the Club illico over-the-top video service (“Club illico”) ($2.3 million or 42.6%).

•

Net increase of 17,800 revenue-generating units[1] (0.3%) in the first quarter of 2016, including 27,100 connections to the mobile telephony service, 9,900 subscriptions to the cable Internet access service and 7,700 memberships in Club illico.

•	Videotron’s average monthly revenue per user (“ARPU”) increased by $9.41 (7.1%) from $131.96 in the first quarter of 2015 to $141.37 in the first quarter of 2016.

•

On January 7, 2016, Videotron announced the acquisition of Fibrenoire inc. (”Fibrenoire”), which provides fibre-optic connectivity services to businesses, for a cash consideration of $125.0 million, of which a net amount of $119.1 million was paid at closing (after deducting $1.8 million in acquired cash). The $4.1 million balance is subject to certain working capital adjustments and other conditions. Combining the capabilities of Videotron Business Solutions and Fibrenoire will help meet the growing demand from business customers for fibre-optic connectivity and strengthen Videotron’s leadership in business telecommunications services.

Media

•

According to Vividata survey data for the full year of 2015, released on April 14, 2016, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures remain Québec’s news leaders with more than 4.0 million readers per week across all platforms (print, mobile and Web). The print version of Le Journal de Montréal maintained its popularity with nearly 2.5 million weekly readers. TVA Group Inc. (“TVA Group”) strengthened its leading position in the Canadian magazine industry with 9.0 million readers per issue for all its magazines combined, across all platforms.

•	On April 12, 2016, TVA Group released the Molto app, a new digital newsstand that allows users unlimited access to the full content of all its magazines on their tablet or smartphone.

•

The ratings were excellent for season 4 of La Voix. The weekly gala attracted an average audience of 2.6 million (source: Numeris, French Québec, January 17 to April 10, 2016, T2+) and an average market share of 58%. Traffic on the lavoix.ca increased significantly; the number of viewings totalled 6.6 million, a 54% increase. The show registered 1.8 million downloads on illico Digital TV. It is a compelling example of the effectiveness of Quebecor Media’s convergence strategy, designed to capture and maximize synergies in its portfolio of media properties.

•

In the first quarter 2016, Quebecor Media launched, in partnership with digital marketing agency Dialekta, a service that gives advertisers the ability to display automated contextual advertising in real time across its entire digital network. The Media segment is the first French media group to offer a service of this type, providing advertisers with unprecedented targeting capabilities.

Sports and Entertainment

•

On April 7, 2016, Event Management Gestev Inc. (“Gestev”) announced the creation of Gestev Spectacles, which leverages Gestev’s 25 years of experience in event organization and powerful brand to establish itself as a major player in showbiz and entertainment. All shows and events produced by Quebecor will now bear the Gestev logo.

[1]	The sum of subscriptions to the cable television and cable Internet access services and Club illico, plus subscriber connections to the cable and mobile telephony services.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations and other items, gain on debt refinancing, income taxes, and loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. It therefore uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2016	2015
Adjusted operating (loss) income :
Telecommunications	$358.7	$343.6
Media	(2.7)	(6.1)
Sports and Entertainment	(0.8)	0.1
Head Office	(0.6)	1.2

	354.6	338.8
Depreciation and amortization	(161.1)	(180.8)
Financial expenses	(74.7)	(81.4)
(Loss) gain on valuation and translation of financial instruments	(1.2)	2.5
Restructuring of operations and other items	(7.9)	(4.4)
Gain on debt refinancing	—	1.7
Income taxes	(29.5)	(23.7)
Loss from discontinued operations	—	(4.3)

Net income	$80.2	$48.4

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, the reduction of paid-up capital, the repayment of long-term debt and the repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends, the reduction of paid-up capital, the repayment of long-term debt and the repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and Club illico services, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and Club illico services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2016/2015 first quarter comparison

Revenues: $975.4 million, a $46.4 million (5.0%) increase.

•	Revenues increased in Telecommunications ($38.2 million or 5.2% of segment revenues), Media ($6.0 million or 2.8%) and Sports and Entertainment ($5.5 million or 114.6%).

Adjusted operating income: $354.6 million, a $15.8 million (4.7%) increase.

•	Adjusted operating income increased in Telecommunications ($15.1 million or 4.4% of segment adjusted operating income) and there was a favourable variance in the Media segment ($3.4 million or 55.7%).

•

Unfavourable variance in Sports and Entertainment ($0.9 million) and at Head Office ($1.8 million). The change at Head Office was due primarily to the unfavourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $1.2 million unfavourable variance in the stock-based compensation charge in the first quarter of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options resulted in a $0.6 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2016.

Net income attributable to shareholders: $82.5 million in the first quarter of 2016 compared with $55.6 million in the same period of 2015, a $26.9 million increase.

•	The favourable variance was due primarily to:

•	$19.7 million decrease in the depreciation and amortization charge;

•	$15.8 million increase in adjusted operating income;

•	$6.7 million decrease in financial expenses;

•	$4.3 million favourable variance in the loss related to discontinued operations.

Partially offset by:

•	$3.7 million unfavourable variance in gains and losses on valuation and translation of financial instruments;

•	$3.5 million increase in the charge for restructuring of operations and other items;

•	$1.7 million unfavourable variance related to a gain on debt refinancing recorded in first quarter of 2015.

Depreciation and amortization: $161.1 million in the first quarter of 2016, a $19.7 million decrease due primarily to the impact of the cessation of amortization of spectrum licences in the Telecommunications segment, in accordance with a change in the estimate of the useful lives of the licences in the second quarter of 2015.

Financial expenses: $74.7 million, a $6.7 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates, partially offset by higher average indebtedness.

Loss on valuation and translation of financial instruments: $1.2 million in the first quarter of 2016 compared with a $2.5 million gain in the same period of 2015. The $3.7 million unfavourable variance was essentially due to gains and losses on the ineffective portion of fair value hedges.

Charge for restructuring of operations and other items: $7.9 million in the first quarter of 2016, compared with $4.4 million in the same period of 2015, a $3.5 million unfavourable variance. In both 2016 and 2015, the charges were attributable to workforce-reduction programs in the Corporation’s business segments.

Gain on debt refinancing: $1.7 million in first quarter of 2015.

•

In accordance with a notice issued on March 11, 2015, Videotron redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the related hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $29.5 million in the first quarter of 2016 (effective tax rate of 26.9%) compared with $23.7 million in the same period of 2015 (effective tax rate of 31.0%), a $5.8 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•

The unfavourable variance in the income tax expense was mainly due to the increase in taxable income. The impact of that increase was partially offset by the impact of the decrease in the effective tax rate.

•

The decrease in the effective tax rates was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments, and to the gain on debt refinancing recorded in 2015.

SEGMENTED ANALYSIS

Telecommunications

First quarter 2016 operating results

Revenues: $772.5 million in the first quarter of 2016, a $38.2 million (5.2%) increase.

•

Revenues from the mobile telephony service increased $27.0 million (30.2%) to $116.4 million, essentially due to the increase in the number of subscriber connections and higher net revenue per connection.

•

Revenues from Internet access services increased $18.1 million (8.1%) to $241.7 million. The favourable variance was mainly due to increases in some rates, higher per-subscriber revenues, increased usage, customer base growth and higher revenues from Internet access resellers.

•

Combined revenues from all cable television services decreased $6.9 million (-2.6%) to $260.4 million, due primarily to higher discounts, a decrease in pay TV and video-on-demand orders, and the impact of the net decrease in the customer base, partially offset by increases in some rates and increased revenues from the leasing of digital set-top boxes.

•

Revenues from the cable telephony service decreased $10.4 million (-8.8%) to $107.5 million, mainly because of higher discounts, the impact of the net decrease in subscribers and lower long-distance revenues.

•	Revenues from Club illico increased $2.3 million (42.6%) to $7.7 million, mainly because of subscriber growth.

•

Revenues of Videotron Business Solutions increased $9.0 million (54.2%) to $25.6 million, due primarily to the acquisition of Fibrenoire on January 7, 2016 and of 4Degrees Colocation Inc. (“4Degrees Colocation”) on March 11, 2015.

•	Revenues from customer equipment sales decreased $0.3 million (-3.4%) to $8.5 million.

•	Revenues of the Le SuperClub Vidéotron ltée retail chain decreased $0.6 million (-24.0%) to $1.9 million, mainly because of the impact of a decrease in miscellaneous revenues and of store closings.

•	Other revenues were flat at $2.9 million.

ARPU: $141.37 in the first quarter of 2016, compared with $131.96 in the same period of 2015, a $9.41 (7.1%) increase.

Customer statistics

Revenue generating units – As of March 31, 2016, the total number of revenue generating units stood at 5,665,300, an increase of 17,800 (0.3%) from the end of 2015, compared with an increase of 27,900 in the first quarter of 2015 (Table 2). In the 12-month period ended March 31, 2016, the number of revenue-generating units increased by 158,100 (2.9%). Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

Mobile telephony service – As of March 31, 2016, the number of subscriber connections to the mobile telephony service stood at 795,700, an increase of 27,100 (3.5%) in the first quarter of 2016 (compared with an increase of 29,300 in the first quarter of 2015), and a 12-month increase of 133,600 (20.2%) (Table 2).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,578,100 at March 31, 2016, an increase of 9,900 (0.6%) in the first quarter of 2016 (compared with an increase of 5,600 in the same period of 2015), and a 12-month increase of 35,000 (2.3%) (Table 2). At the end of the first quarter of 2016, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,812,900 homes and businesses passed by Videotron’s network as of March 31, 2016, up from 2,783,800 one year earlier) of 56.1% compared with 55.4% a year earlier.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 14,900 (-0.9%) in the first quarter of 2016 (compared with an 11,700 decrease in the same period of 2015) and by 48,600 (-2.7%) in the 12-month period ended March 31, 2016 (Table 2). At the end of the first quarter of 2016, Videotron had 1,722,000 subscribers to its cable television services. The household and business penetration rate was 61.2% versus 63.6% a year earlier.

•

As of March 31, 2016, the number of subscribers to the illico Digital TV service stood at 1,568,900, a decrease of 1,700 (-0.1%) in the first quarter of 2016 (compared with an increase of 1,900 in the same quarter of 2015) and a 12-month increase of 13,400 (0.9%). As of March 31, 2016, illico Digital TV had a household and business penetration rate of 55.8% versus 55.9% a year earlier.

•

The customer base for analog cable television services decreased by 13,200 (-7.9%) in the first quarter of 2016 (compared with a decrease of 13,600 in the same period of 2015) and by 62,000 over a 12-month period.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,304,300 as of March 31, 2016, a quarterly decrease of 12,000 (-0.9%) (compared with a decrease of 4,400 in the same period of 2015), and a 12-month decrease of 40,300 (-3.0%) (Table 2). At March 31, 2016, the cable telephony service had a household and business penetration rate of 46.4% versus 48.3% a year earlier.

Club illico – As of March 31, 2016, the number of subscribers to Club illico stood at 265,200, an increase of 7,700 (3.0%) in the first quarter of 2016 (compared with an increase of 9,100 in the first quarter of 2015) and a 12-month increase of 78,400 (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Mar. 2016	Dec. 2015	Sept. 2015	June 2015	Mar. 2015	Dec. 2014	Sept. 2014	June 2014
Mobile telephony[1]	795.7	768.6	742.5	702.9	662.1	632.8	590.4	552.3
Cable Internet	1,578.1	1,568.2	1,559.5	1,539.1	1,543.1	1,537.5	1,533.8	1,510.4
Cable television:
Analog	153.1	166.3	181.3	194.8	215.1	228.7	251.4	268.3
Digital	1,568.9	1,570.6	1,564.6	1,552.8	1,555.5	1,553.6	1,544.9	1,525.7

	1,722.0	1,736.9	1,745.9	1,747.6	1,770.6	1,782.3	1,796.3	1,794.0
Cable telephony[1]	1,304.3	1,316.3	1,329.5	1,337.7	1,344.6	1,349.0	1,356.0	1,344.0
Club illico	265.2	257.5	228.5	192.8	186.8	177.7	143.7	94.2

Total (revenue-generating units)	5,665.3	5,647.5	5,605.9	5,520.1	5,507.2	5,479.3	5,420.2	5,294.9

[1]	In thousands of connections

Adjusted operating income: $358.7 million in the first quarter of 2016, a $15.1 million (4.4%) increase caused mainly by:

•	impact of higher revenues.

Partially offset by:

•

increases in some operating expenses, primarily advertising expenses, professional fees, engineering expenses, and operating expenses related to Fibrenoire and 4Degrees Colocation, partially offset by the favourable impact of recognition of one-time items in the first quarter of 2015;

•	impact of the increased loss incurred on mobile device sales, partially offset by lower customer acquisition costs due to the growing popularity of “bring your own device” plans.

Cost/revenue ratio: Operating costs for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 53.6% in the first quarter of 2016 compared with 53.2% in the same period of 2015. The increase was due primarily to the increase in some operating expenses and the impact of the increased loss incurred on mobile device sales.

Cash flows from segment operations: $160.9 million in the first quarter of 2016, compared with $163.8 million in the same period of 2015, a $2.9 million decrease (Table 3).

•

The decrease was due primarily to the $20.1 million increase in additions to intangible assets, including increased investment in the LTE network and IT projects, partially offset by the $15.1 million increase in adjusted operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2016	2015
Adjusted operating income	$358.7	$343.6
Additions to property, plant and equipment	(159.6)	(161.6)
Additions to intangible assets (excluding spectrum licences acquisition)	(38.6)	(18.5)
Proceeds from disposal of assets	0.4	0.3

Cash flows from segment operations	$160.9	$163.8

Media

First quarter 2016 operating results

Revenues: $221.1 million in the first quarter of 2016, a $6.0 million (2.8%) increase.

•	Broadcasting revenues increased $2.5 million (2.4%), mainly due to:

•	higher revenues from commercial production at TVA Network;

•	increased subscription revenues at the specialty channels, including TVA Sports, LCN and addikTV.

Partially offset by:

•	lower advertising revenues at TVA Network and the specialty channels.

•	Film production and audiovisual service revenues increased by $5.3 million (52.0%), mainly because of higher soundstage and equipment leasing revenues.

•	Newspaper publishing revenues decreased $8.5 million (-14.6%).

•	Advertising revenues decreased 13.4%; circulation revenues increased 2.0%; digital revenues increased 14.8%; combined revenues from commercial printing and other sources decreased 31.9%.

•

Magazine publishing revenues increased by $12.6 million (84.6%) in the first quarter of 2016, mainly because of the impact of the acquisition of magazines from Transcontinental Inc. (“Transcontinental”) on April 12, 2015, which was partially offset by the impact of the discontinuation of some titles at the end of 2015.

•	Quebecor Media Out of Home’s revenues increased $0.2 million (9.5%).

•	Book distribution and publishing revenues decreased by $3.1 million (-13.9%), primarily as a result of decreased bookstore and mass market distribution volumes.

•	Music distribution and production revenues decreased $2.6 million (-20.2%), primarily as a result of lower retail distribution revenues and the impact of the reorganization of business units.

Adjusted operating loss: $2.7 million in the first quarter of 2016, compared with $6.1 million in the same period of 2015, a $3.4 million favourable variance.

•	Adjusted operating loss of broadcasting operations decreased $4.8 million due to:

•	lower operating expenses at TVA Sports and TVA Network, including content costs and labour costs;

•	impact of higher subscription revenues at the specialty services.

•	There was a $2.1 million favourable variance in adjusted operating income from film production and audiovisual services, mainly because of the impact of the revenue increase.

•	There was a $4.0 million unfavourable variance in adjusted operating income from newspaper publishing due to:

•	impact of the revenue decrease.

Partially offset by:

•	decreases in some operating expenses, including labour costs.

•	Adjusted operating income from magazine publishing operations more than doubled to $2.1 million. The increase was due mainly to:

•	impact of decreased operating expenses;

•	impact of acquisition of magazines from Transcontinental.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $0.4 million.

•	Adjusted operating loss of book distribution and publishing operations increased by $0.6 million, primarily because of the impact of the decrease in revenues.

•	$0.2 million favourable variance in adjusted operating income from music distribution and production operations.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 101.2% in the first quarter of 2016 compared with 102.8% in the same period of 2015. The favourable variance was mainly due to the impact of lower operating expenses at TVA Network, newspaper publishing and magazine publishing.

Cash flows from segment operations: Negative $18.2 million in the first quarter of 2016 compared with negative $14.9 million in the same period of 2015 (Table 4). The $3.3 million unfavourable variance was due primarily to the $6.6 million increase in additions to property, plant and equipment, caused mainly by the timing of expenditures related to certain investments in broadcasting, partially offset by the $3.4 million decrease in the adjusted operating loss.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2016	2015

Adjusted operating loss	$(2.7)	$(6.1)
Additions to property, plant and equipment	(13.7)	(7.1)
Additions to intangible assets	(1.8)	(1.7)

Cash flows from segment operations	$(18.2)	$(14.9)

Sports and Entertainment

First quarter 2016 operating results

Revenues: $10.3 million in the first quarter of 2016, a $5.5 million increase due primarily to:

•	addition of revenues from events at the Videotron Centre;

•	reorganization of business units;

•	increased naming rights revenues;

•	increase in the revenues of the Remparts de Québec of the Quebec Major Junior Hockey League;

•	increased revenues from sporting event management at Gestev.

Adjusted operating loss: $0.8 million in the first quarter of 2016 compared with adjusted operating income of $0.1 million in the same period of 2015. The $0.9 million unfavourable variance was due primarily to the startup of Videotron Centre management operations, partially offset by the impact of the revenue increase.

Cash flows from segment operations: Negative $1.7 million in the first quarter of 2016 compared with negative $1.1 million in the same period of 2015 (Table 5).

•	The $0.6 million unfavourable variance was mainly due to the $0.9 million unfavourable variance in the adjusted operating loss.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2016	2015

Adjusted operating (loss) income	$(0.8)	$0.1
Additions to property, plant and equipment	(0.6)	(1.1)
Additions to intangible assets	(0.3)	(0.1)

Cash flows from segment operations	$(1.7)	$(1.1)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by continuing operating activities: $219.6 million in the first quarter of 2016 compared with $152.5 million in the same period of 2015.

•	The $67.1 million increase was due primarily to:

•	$50.9 million favourable change in non-cash balances related to operations, due primarily to favourable variances in inventory and income tax payable in the Telecommunications segment;

•	$15.1 million increase in adjusted operating income in the Telecommunications segment;

•	$6.3 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$3.5 million unfavourable variance in the cash portion of the charge for restructuring of operations and other items.

In the first quarter of 2016, the favourable impact of the timing of transactions on non-cash items related to operating activities, increased profitability in the Telecommunications segment, and debt refinancing at lower interest rates had a favourable impact on cash flows provided by continuing operating activities.

Working capital: Negative $309.0 million at March 31, 2016 compared with negative $300.7 million at December 31, 2015. The $8.3 million unfavourable variance was mainly due to current variances in activity.

Investing activities

Additions to property, plant and equipment: $174.1 million in the first quarter of 2016 compared with $169.8 million in the same period of 2015. The Media segment accounted for most of the $4.3 million increase.

Additions to intangible assets: $41.5 million in the first quarter of 2016 compared with $27.3 million in the same period of 2015. The $14.2 million increase was due primarily to increased investment in the LTE network and IT projects in the Telecommunications segment. Additions to intangible assets included payments totalling $6.4 million in the first quarter of 2015 for the acquisition of spectrum licences.

Proceeds from disposal of assets: $0.4 million in the first quarter of 2016 compared with $0.3 million in the same period of 2015.

Business acquisitions: $119.3 million in the first quarter of 2016 compared with $35.5 million in the same period of 2015, an $83.8 million increase.

•	In the first quarter of 2016, business acquisitions included, among others, the acquisition of Fibrenoire by the Telecommunications segment.

•	In the first quarter of 2015, business acquisitions included the acquisition of 4Degrees Colocation in Québec City by the Telecommunications segment.

Business disposals: $3.0 million in the first quarter 2016, consisting of the balance of the selling price of Archambault Group’s retail operations.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: $4.4 million in the first quarter of 2016 compared with negative $37.9 million in the same period of 2015 (Table 6).

•	The $42.3 million favourable variance was due to:

•	$67.1 million increase in cash flows provided by continuing operating activities.

Partially offset by:

•	$20.6 million increase in additions to intangible assets (excluding spectrum licences acquisition);

•	$4.3 million increase in additions to property, plant and equipment.

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended March 31
	2016	2015
Adjusted operating (loss) income:
Telecommunications	$358.7	$343.6
Media	(2.7)	(6.1)
Sports and Entertainment	(0.8)	0.1
Head Office	(0.6)	1.2

	354.6	338.8
Cash interest expense[1]	(73.1)	(79.4)
Cash portion of charge for restructuring of operations and other items[2]	(7.9)	(4.4)
Current income taxes	(38.2)	(36.3)
Other	1.5	2.0
Net change in non-cash balances related to operations	(17.3)	(68.2)

Cash flows provided by continuing operating activities	219.6	152.5

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licences acquisition):
Telecommunications	(197.8)	(179.8)
Media	(15.5)	(8.8)
Sports and Entertainment	(0.9)	(1.2)
Head Office	(1.0)	(0.6)

	(215.2)	(190.4)

Free cash flows from continuing operating activities	$4.4	$(37.9)

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 4 to the consolidated financial statements).

[2]	Restructuring of operations and other items (see note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $50.4 million reduction in the first quarter of 2016; $181.2 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Summary of first quarter 2016 debt reductions:

•

$191.7 million favourable impact of exchange rate fluctuations. The decrease in this item was offset by a decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•	Summary of first quarter 2016 debt increases:

•	$91.9 million increase in Videotron’s total drawings on its secured revolving credit facility;

•	$44.5 million increase in the bank indebtedness of Videotron, TVA Group and Quebecor Media;

•	$7.6 million increase in debt attributable to changes in fair value related to hedged interest rate risk.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $772.5 million at March 31, 2016, compared with $953.7 million at December 31, 2015. The $181.2 million net unfavourable variance was due to:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•

unwinding of Quebecor Media’s hedging contracts in an asset position at maturity on March 15, 2016; the contracts had been repurposed to cover a portion of the term of 5.75% Senior Notes in the notional amount of US$431.3 million issued in 2012 and maturing in 2023.

Partially offset by:

•	favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

Financial position

Net available liquidity: $861.9 million at March 31, 2016 for Quebecor Media and its wholly owned subsidiaries, consisting of $926.0 million in available unused revolving credit facilities less $64.1 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $5.78 billion at March 31, 2016, a $50.4 million decrease compared with December 31, 2015; $181.2 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $3.29 billion debt ($3.28 billion at December 31, 2015); TVA Group’s $84.0 million debt ($73.0 million at December 31, 2015); and Quebecor Media’s $2.41 billion debt ($2.48 billion at December 31, 2015).

As at March 31, 2016, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ending March 31

(in millions of Canadian dollars)

2017	$19.1
2018	21.9
2019	19.6
2020	54.0
2021	1,099.5
2022 and thereafter	4,518.5

Total	$5,732.6

The weighted average term of Quebecor Media’s consolidated debt was approximately 6.7 years as of March 31, 2016 (7.0 years as of December 31, 2015). As of March 31, 2016, after taking into account the hedging instruments, the debt consisted of approximately 81.4 % fixed-rate debt (82.8 % as of December 31, 2015) and 18.6 % floating-rate debt (17.2 % as of December 31, 2015).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At March 31, 2016, the Corporation is in compliance with all required financial ratios.

Distributions declared and paid

•	On March 9, 2016, The Corporation declared a distribution, in the form of a reduction of paid-up capital, in the amount of $25.0 million, which was paid to shareholders on March 9, 2016.

•	On May 12, 2016, The Corporation declared a distribution, in the form of a reduction of paid-up capital, in the amount of $25.0 million, which was paid to shareholders on May 12, 2016.

Analysis of consolidated balance sheet as at March 31, 2016

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between March 31, 2016 and December 31, 2015

(in millions of Canadian dollars)

	Mar. 31, 2016	Dec. 31, 2015	Difference	Main reason for difference
Assets
Accounts receivable	$459.4	$493.7	$(34.3)	Impact of current variances in activity

Property, plant and equipment	3,429.9	3,379.9	50.0	Additions to property, plant and equipment (see “Investing activities” above) and acquisition of Fibrenoire, less depreciation for the period

Goodwill	2,770.4	2,678.4	92.0	Impact of acquisition of Fibrenoire

Derivative financial instruments[1]	772.5	953.7	(181.2)	See “Financing activities”

Liabilities
Accounts payable and accrued charges	590.2	646.7	(56.5)	Impact of current variances in activity

Long-term debt, including short-term portion and bank indebtedness	5,784.0	5,834.4	(50.4)	See “Financing activities”

Other liabilities	290.5	203.8	86.7	Loss on re-measurement of defined benefit plans

[1]	Long-term assets less current and long-term liabilities

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2016, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of March 31, 2016

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,732.6	$19.1	$41.5	$1,153.5	$4,518.5
Interest payments[2]	1,939.9	215.0	569.5	557.1	598.3
Operating leases	298.6	51.6	80.9	47.5	118.6
Additions to property, plant and equipment and other commitments	1,282.1	247.2	271.1	209.2	554.6
Derivative financial instruments[3]	(753.2)	4.2	(17.2)	(92.6)	(647.6)

Total contractual obligations	$8,500.0	$537.1	$945.8	$1,874.7	$5,142.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2016.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2016, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $2.2 million ($3.1 million in the same period of 2015), which are included in purchase of goods and services. The Corporation made sales to affiliated corporations in the amount of $1.0 million ($0.8 million in the same period of 2015). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the first quarter of 2016, the Corporation received an amount of $0.5 million, which is included as a reduction in employee costs ($0.5 million in the same period of 2015), and incurred management fees of $0.7 million ($0.5 million in the same period of 2015) with shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of March 31, 2016 and December 31, 2015 are as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,732.6)	$(5,872.7)	$(5,836.6)	$(5,838.6)
Derivative financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts[3]	(5.1)	(5.1)	9.3	9.3
Interest rate swaps	(0.7)	(0.7)	(0.8)	(0.8)
Cross-currency interest rate swaps[3]	778.3	778.3	945.2	945.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.

The (loss) gain on valuation and translation of financial instruments in the first quarter of 2016 and 2015 are summarized in Table 11.

Table 11

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2016	2015
Gain on embedded derivatives related to long term debt	$(0.1)	$(0.1)
Gain on reversal of embedded derivatives on debt redemption	—	(0.3)
Loss on the ineffective portion of cash flow hedges	0.1	0.8
Loss (gain) on the ineffective portion of fair value hedges	1.2	(2.9)

	$1.2	$(2.5)

A $10.1 million gain was recorded under “Other comprehensive income” in relation to cash flow hedging relationships in the first quarter of 2016 ($7.3 million in the first quarter of 2015).

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to successfully continue developing its network and facilities-based mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspaper, broadcasting and other media advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour towards Quebecor Media’s product suite;

•

unanticipated higher capital spending required to deploy its network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement successfully its business and operating strategies and manage its growth and expansion;

•

disruptions to the network through which Quebecor Media provides its digital television, Internet access, telephony and Club illico services, and its ability to protect such services from piracy, unauthorized access or other security breaches;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2016	2015

Revenues	2	$975.4	$929.0
Employee costs	3	184.4	181.3
Purchase of goods and services	3	436.4	408.9
Depreciation and amortization		161.1	180.8
Financial expenses	4	74.7	81.4
Loss (gain) on valuation and translation of financial instruments	5	1.2	(2.5)
Restructuring of operations and other items	6	7.9	4.4
Gain on debt refinancing		—	(1.7)
Income before income taxes		109.7	76.4
Income taxes (recovery):
Current		38.2	36.3
Deferred		(8.7)	(12.6)
		29.5	23.7
Income from continuing operations		80.2	52.7
Loss from discontinued operations	13	—	(4.3)
Net income		$80.2	$48.4
Income (loss) from continuing operations attributable to
Shareholders		$82.5	$58.4
Non-controlling interests		(2.3)	(5.7)
Net income (loss) attributable to
Shareholders		$82.5	$55.6
Non-controlling interests		(2.3)	(7.2)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2016	2015

Income from continuing operations		$80.2	$52.7

Other comprehensive loss from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain on valuation of derivative financial instruments		10.1	7.3
Deferred income taxes		15.3	(22.4)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss		(78.0)	—
Deferred income taxes		21.0	—
Reclassification to income:
Gain related to cash flow hedges		—	(1.8)
Deferred income taxes		—	0.4
		(31.6)	(16.5)
Comprehensive income from continuing operations		48.6	36.2

Loss from discontinued operations	13	—	(4.3)
Comprehensive income		$48.6	$31.9
Comprehensive income (loss) from continuing operations attributable to
Shareholders		$54.4	$42.1
Non-controlling interests		(5.8)	(5.9)
Comprehensive income (loss) attributable to
Shareholders		$54.4	$39.3
Non-controlling interests		(5.8)	(7.4)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$772.5	$221.1	$10.3	$(28.5)	$975.4
Employee costs	99.1	69.7	4.4	11.2	184.4
Purchase of goods and services	314.7	154.1	6.7	(39.1)	436.4
Adjusted operating income[1]	358.7	(2.7)	(0.8)	(0.6)	354.6

Depreciation and amortization					161.1
Financial expenses					74.7
Loss on valuation and translation of financial instruments					1.2
Restructuring of operations and other items					7.9
Income before income taxes					$109.7

Additions to property, plant and equipment	$159.6	$13.7	$0.6	$0.2	$174.1
Additions to intangible assets	38.6	1.8	0.3	0.8	41.5

	Three months ended March 31, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$734.3	$215.1	$4.8	$(25.2)	$929.0
Employee costs	92.9	77.3	2.1	9.0	181.3
Purchase of goods and services	297.8	143.9	2.6	(35.4)	408.9
Adjusted operating income[1]	343.6	(6.1)	0.1	1.2	338.8

Depreciation and amortization					180.8
Financial expenses					81.4
Gain on valuation and translation of financial instruments					(2.5)
Restructuring of operations and other items					4.4
Gain on debt refinancing					(1.7)
Income before income taxes					$76.4

Additions to property, plant and equipment	$161.6	$7.1	$1.1	$—	$169.8
Additions to intangible assets	24.9	1.7	0.1	0.6	27.3

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, gain on debt refinancing, income taxes and loss from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss	Equity attributable to non- controlling interests	Total equity
	(note 9)			(note 11)

Balance as of December 31, 2014	$4,116.1	$1.3	$(2,273.4)	$(84.6)	$125.9	$1,885.3
Net income (loss)	—	—	55.6	—	(7.2)	48.4
Other comprehensive loss	—	—	—	(16.3)	(0.2)	(16.5)
Dividends	—	—	(25.0)	—	—	(25.0)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests acquisition	—	—	18.7	—	(18.7)	—
Balance as of March 31, 2015	4,116.1	1.3	(2,224.1)	(100.9)	111.9	1,904.3
Net income (loss)	—	—	152.0	—	(13.0)	139.0
Other comprehensive loss	—	—	—	(35.1)	(0.8)	(35.9)
Dividends	—	—	(50.0)	—	(0.2)	(50.2)
Reduction of paid-up capital	(25.0)	—	—	—	—	(25.0)
Repurchase of shares	(289.7)	—	(210.5)	—	—	(500.2)
Non-controlling interests and business acquisitions	—	—	(2.2)	—	3.0	0.8
Balance as of December 31, 2015	3,801.4	1.3	(2,334.8)	(136.0)	100.9	1,432.8
Net income (loss)	—	—	82.5	—	(2.3)	80.2
Other comprehensive loss	—	—	—	(28.1)	(3.5)	(31.6)
Reduction of paid-up capital	(25.0)	—	—	—	—	(25.0)
Balance as of March 31, 2016	$3,776.4	$1.3	$(2,252.3)	$(164.1)	$95.1	$1,456.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2016	2015
Cash flows related to operating activities
Income from continuing operations		$80.2	$52.7
Adjustments for:
Depreciation of property, plant and equipment		139.0	147.2
Amortization of intangible assets		22.1	33.6
Loss (gain) on valuation and translation of financial instruments	5	1.2	(2.5)
Gain on debt refinancing		—	(1.7)
Amortization of financing costs and long-term debt discount	4	1.6	2.0
Deferred income taxes		(8.7)	(12.6)
Other		1.5	2.0
		236.9	220.7
Net change in non-cash balances related to operating activities		(17.3)	(68.2)
Cash flows provided by continuing operating activities		219.6	152.5
Cash flows related to investing activities
Business acquisitions	7	(119.3)	(35.5)
Business disposals	13	3.0	—
Additions to property, plant and equipment		(174.1)	(169.8)
Additions to intangible assets		(41.5)	(27.3)
Proceeds from disposal of assets		0.4	0.3
Acquisition of tax deductions from the parent company		(8.4)	—
Other		—	0.2
Cash flows used in continuing investing activities		(339.9)	(232.1)
Cash flows related to financing activities
Net change in bank indebtedness		44.5	(4.5)
Net change under revolving facilities		89.9	0.3
Repayment of long-term debt	8	(2.3)	(6.2)
Settlement of hedging contracts		5.8	(0.1)
Issuance of shares of a subsidiary to non-controlling interests		—	12.1
Reduction of paid-up capital	9	(25.0)	—
Dividends		—	(25.0)
Cash flows provided by (used in) continuing financing activities		112.9	(23.4)
Net change in cash and cash equivalents from continuing operations		(7.4)	(103.0)
Cash flows used in discontinued operations	13	—	(20.3)
Cash and cash equivalents at beginning of period		18.6	395.3
Cash and cash equivalents at end of period		$11.2	$272.0
Cash and cash equivalents consist of
Cash		$9.3	$166.8
Cash equivalents		1.9	105.2
		$11.2	$272.0
Interest and taxes reflected as operating activities
Cash interest payments		$42.0	$30.1
Cash income tax payments (net of refunds)		34.5	66.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		March 31	December 31
	Note	2016	2015

Assets

Current assets
Cash and cash equivalents		$11.2	$18.6
Accounts receivable		459.4	493.7
Income taxes		22.0	28.6
Amounts receivable from the parent corporation		3.1	—
Inventories		194.1	215.5
Prepaid expenses		71.3	45.9

		761.1	802.3
Non-current assets
Property, plant and equipment		3,429.9	3,379.9
Intangible assets		1,191.5	1,178.0
Goodwill		2,770.4	2,678.4
Derivative financial instruments		780.4	1,072.4
Deferred income taxes		34.3	29.5
Other assets		98.7	89.4

		8,305.2	8,427.6

Total assets		$9,066.3	$9,229.9

Liabilities and equity

Current liabilities
Bank indebtedness		$78.3	$33.8
Accounts payable and accrued charges		590.2	646.7
Provisions		65.9	67.1
Deferred revenue		314.0	321.5
Income taxes		2.6	9.1
Amounts payable to the parent corporation		—	5.7
Current portion of long-term debt	8	19.1	19.1

		1,070.1	1,103.0

Non-current liabilities
Long-term debt	8	5,686.6	5,781.5
Derivative financial instruments		7.9	118.7
Other liabilities		290.5	203.8
Deferred income taxes		554.8	590.1

		6,539.8	6,694.1
Equity
Capital stock	9	3,776.4	3,801.4
Contributed surplus		1.3	1.3
Deficit		(2,252.3)	(2,334.8)
Accumulated other comprehensive loss	11	(164.1)	(136.0)

Equity attributable to shareholders		1,361.3	1,331.9
Non-controlling interests		95.1	100.9

		1,456.4	1,432.8

Total liabilities and equity		$9,066.3	$9,229.9

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network, the operation of specialty television services, the operation of studio rental, soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies, the distribution and production of music, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2015 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on May 11, 2016.

Comparative figures for the three-month period ended March 31, 2015 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2016.

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended March 31
	2016	2015
Services rendered	$906.5	$851.0
Product sales	68.9	78.0

	$975.4	$929.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended March 31
	2016	2015
Employee costs	$231.7	$224.0
Less employee costs capitalized to property, plant and equipment and intangible assets	(47.3)	(42.7)

	184.4	181.3
Purchase of goods and services:
Royalties, rights and creation costs	186.2	188.0
Cost of products sold	67.3	63.8
Service contracts	40.6	38.8
Marketing, circulation and distribution expenses	26.6	17.4
Building expenses	22.1	20.3
Other	93.6	80.6

	436.4	408.9

	$620.8	$590.2

4.	FINANCIAL EXPENSES

	Three months ended March 31
	2016	2015
Interest on long-term debt	$71.4	$75.4
Amortization of financing costs and long-term debt discount	1.6	2.0
Interest on net defined benefit liability	1.7	1.2
(Gain) loss on foreign currency translation on short-term monetary items	(0.4)	3.8
Other	0.4	(1.0)

	$74.7	$81.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2016	2015
Gain on embedded derivatives related to long term debt	$(0.1)	$(0.1)
Gain on reversal of embedded derivatives on debt redemption	–	(0.3)
Loss on the ineffective portion of cash flow hedges	0.1	0.8
Loss (gain) on the ineffective portion of fair value hedges	1.2	(2.9)

	$1.2	$(2.5)

6.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

	Three months ended March 31
	2016	2015
Restructuring of operations	$6.7	$4.0
Other items	1.2	0.4

	$7.9	$4.4

Restructuring costs in 2016 and 2015 are related to various cost reduction initiatives across the organization.

7.	BUSINESS ACQUISITIONS

On January 7, 2016, Videotron Ltd. (“Videotron”) acquired Fibrenoire Inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, Videotron paid an amount of $119.1 million, net of cash acquired of $1.8 million. The balance payable of $4.1 million could be subject to certain adjustments related to working capital items and other conditions. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of tangible assets of $33.0 million and intangible assets, including goodwill, of $98.0 million. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

An amount of $0.2 million was also paid in the first quarter of 2016 on a 2015 business acquisition.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2016	December 31, 2015
Long-term debt	$5,732.6	$5,836.6
Change in fair value related to hedged interest rate risk	19.0	11.4
Adjustment related to embedded derivatives	0.5	0.6
Financing fees, net of amortization	(46.4)	(48.0)

	5,705.7	5,800.6
Less current portion	(19.1)	(19.1)

	$5,686.6	$5,781.5

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2015	95,983,176	$3,801.4
Reduction of paid-up capital	–	(25.0)

Balance as of March 31, 2016	95,983,176	$3,776.4

On March 9, 2016, the Corporation reduced its paid-up capital for a cash consideration of $25.0 million.

10.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the three-month period ended March 31, 2016:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2015 and March 31, 2016	680,000	$25.37

Vested options as of March 31, 2016	66,666	$23.04

Quebecor Media
As of December 31, 2015	1,482,494	$60.44
Exercised	(55,461)	50.75

As of March 31, 2016	1,427,033	$60.82

Vested options as of March 31, 2016	229,100	$54.82

TVA Group Inc.
As of December 31, 2015	463,371	$13.30
Expired	(49,250)	15.99

As of March 31, 2016	414,121	$12.98

Vested options as of March 31, 2016	334,121	$14.30

During the three-month period ended March 31, 2016, 55,461 stock options of Quebecor Media were exercised for a cash consideration of $1.0 million (161,775 stock options for $3.7 million in 2015).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS (continued)

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. As of March 31, 2016 and December 31, 2015, 738,174 units were outstanding under this plan at a weighted average exercise price of $28.68.

For the three-month period ended March 31, 2016, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $2.2 million ($0.4 million in 2015).

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2014	$(39.4)	$(45.2)	$(84.6)
Other comprehensive loss	(16.3)	–	(16.3)

Balance as of March 31, 2015	(55.7)	(45.2)	(100.9)
Other comprehensive loss	(15.4)	(19.7)	(35.1)

Balance as of December 31, 2015	(71.1)	(64.9)	(136.0)
Other comprehensive gain (loss)	25.4	(53.5)	(28.1)

Balance as of March 31, 2016	$(45.7)	$(118.4)	$(164.1)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 1/4-year period.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly

 (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,732.6)	$(5,872.7)	$(5,836.6)	$(5,838.6)
Derivative financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts[3]	(5.1)	(5.1)	9.3	9.3
Interest rate swaps	(0.7)	(0.7)	(0.8)	(0.8)
Cross-currency interest rate swaps[3]	778.3	778.3	945.2	945.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

13.	DISCONTINUED OPERATIONS

In February 2015, the Corporation closed its specialty channel, SUN News.

On April 13, 2015, the Corporation completed the sale of all of its English-language newspaper operations in Canada, consisting of more than 170 newspapers and publications, the Canoe English-language portal and 8 printing plants, including the Islington, Ontario plant, for a cash consideration consisting of $305.5 million, less cash disposed of $1.9 million. An amount of $1.3 million was paid in the third quarter of 2015 as an adjustment related to working capital items.

On September 27, 2015, the Corporation completed the sale of Archambault Group Inc.’s retail operations, consisting of the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore, for a cash consideration consisting of $14.5 million, less cash disposed of $1.1 million, and a balance of $3.0 million received in the first quarter of 2016.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	DISCONTINUED OPERATIONS (continued)

For the three-month period ended March 31, 2015, the results of operations and cash flows related to these businesses are presented as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statement of income

Revenues	$128.2
Expenses	131.7

Loss before income taxes	(3.5)
Income taxes	0.8

Loss and comprehensive loss from discontinued operations	$(4.3)

Consolidated statement of cash flows

Cash flows related to operating activities	$(18.5)
Cash flows related to investing activities	(1.8)

Cash flows used in discontinued operations	$(20.3)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: MAY 18, 2016